ACCO BRANDS CORPORATION 300 Tower Parkway Lincolnshire, IL 60069-3640 Tel 847.541.9500 Fax 847.478.0073 accobrands.com

July 2, 2009

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance, Mail Stop 3561
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:       ACCO Brands Corporation
Supplemental response letter dated June 17, 2009 regarding the Form 10-K for the year ended December 31, 2008
File No. 1-08454

Dear Mr. Humphrey:

Set forth below are the responses of ACCO Brands Corporation (the “Company”) to comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission set forth in the comment letter dated June 29, 2009 (the “Comment Letter”) relating to ACCO Brands Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008.

For your convenience, the Staff’s comments are set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter and followed by our responses thereto.

Form 10-K (Fiscal Year Ended December 31, 2008)

Management’s Discussion and Analysis

Fiscal 2008 versus Fiscal 2007, page 26

1.
We have reviewed your response to our prior comment 2 and your proposed disclosures.  Please also expand MD&A to provide a narrative discussion of the types of costs included in the income statement line item, ‘Cost of products sold,’ and include such line item in the table on page 26, similar to the presentation on your statements of operations.  Your MD&A narrative discussion should clearly describe the nature of your products that are sold where ‘gross profit’ is considered to be a relevant measure of profitability used by management and useful to an investor.  You should also explain why this measure is significant and distinguishable from the primary profitability measure of “operating income (loss)” as used in your segment analysis of company performance.  Further to the extent you generate ‘sales from services’ and have related ‘cost of services,’ these should be separately identified in your MD&A and included on the face of the statements of operations, if significant.

Response:
The Company acknowledges the Staff’s comment and will include expanded disclosures, as appropriate, in future filings in response to this comment.  In addition, we will add the line item ‘Cost of products sold’ within our table of operating results such that we are consistent with our consolidated statements of operations.

Sales from services represent approximately 3% of our consolidated net sales for the fiscal year ended 2008.  Because sales from services are not material to our overall results of operations, we do not separately

Mr. David R. Humphrey
United States Securities and Exchange Commission

July 2, 2009

present that data.  For future periods in which ‘sales from services’ are material, we will separately present that data.

2.
We have reviewed your response to our prior comment 3 and note your proposed disclosures.  We also note your proposal to rename the line item ‘restructuring-related expense’ to ‘other charges,’ and assume this will be carried forward to the disclosures in Note 9 that is currently entitled “Restructuring and Restructuring-Related Charges.”  Please confirm that applicable disclosures within Note 9 will also be renamed ‘Other Charges.’  Further, please define the meaning of the “new company footprint” being implemented that led to the internal and external project management costs, outside consulting, and strategic product category exits, and explain the nature of each of these types of costs.  This disclosure of ‘other charges’ should be provided in MD&A in greater detail, and also with a focus on distinguishing these charges from ongoing and normal cost of goods sold and SG&A expenses.  Please comply in future filings.

Response:
The Company acknowledges the Staff’s comment and will rename the current “Restructuring and Related-Charges” footnote to “Restructuring and Other Charges.”  Further, in future filings the Company will provide more clarity with respect to the nature of the types of costs included within “other charges.”

* * *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (847) 484-3850 with any questions or comments regarding this correspondence.

Very truly yours,

/s/  Thomas P. O’Neill, Jr.________
Thomas P. O’Neill, Jr.
Senior Vice President, Finance and Accounting
(Principal Accounting Officer)

cc:   Beverly A. Singleton, United States Securities and Exchange Commission
    Steve Rubin, Esq. Senior Vice President, Secretary and General Counsel